Exhibit 17.1

December 11, 2017

To the Members of the Board of Directors of

ActiveCare, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my position as a member of the board of directors of ActiveCare, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Bradley Robinson
Bradley Robinson